Condensed Consolidated Interim Financial Statements

For the First Quarter Ended March 31, 2011

Augusta Resource Corporation
Interim Condensed Consolidated Balance Sheets
(Unaudited - in U.S. dollars)

	March 31,	December 31,	January 1,
	2011	2010	2010
ASSETS		(Note 3)	(Note 3)
Current
Cash and cash equivalents	$50,387,196	$31,505,341	$6,247,217
Accounts receivable - Note 4	205,226	110,402	18,476
Due from related parties - Note 13	49,497	6,142	252,444
Current portion of other assets - Note 7	588,804	626,793	250,000
Prepaids and Other	155,999	135,235	313,714
Total current assets	51,386,722	32,383,913	7,081,851
Deposits on long-lead equipment - Note 6	70,555,502	63,504,206	39,206,559
Development costs - Note 8	90,644,610	83,528,996	48,844,541
Property, plant, and equipment - Note 6	10,413,921	10,053,089	8,524,691
Mineral properties - Note 8	25,157,635	25,693,861	26,670,935
Other assets - Note 7	2,323,539	2,235,076	2,235,877
Total assets	$250,481,929	$217,399,141	$132,564,454

LIABILITIES
Current
Accounts payable and accrued liabilities - Note 9	$4,116,143	$5,100,819	$12,386,174
Warrants liability - Note 11 (d)	4,490,364	9,489,886	1,860,205
Current portion of long-term debt - Note 10	-	-	42,177,512
Total current liabilities	8,606,507	14,590,705	56,423,891
Long-term debt - Note 10	41,847,000	40,864,215	3,590,439
Total liabilities	50,453,507	55,454,920	60,014,330
SHAREHOLDERS' EQUITY
Share capital - Note 11	213,064,930	183,663,391	114,398,952
Reserves	18,945,445	17,958,798	18,360,560
Deficit	(31,981,953)	(39,677,968)	(60,209,388)
Total shareholders' equity	200,028,422	161,944,221	72,550,124

Total liabilities and shareholders' equity	$250,481,929	$217,399,141	$132,564,454

Commitments - Note 15
Subsequent events - Note 17

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil C. Clausen
Richard W. Warke, Director	Gil C. Clausen, Director

See accompanying notes to the condensed consolidated financial statements

Augusta Resource Corporation
Interim Condensed Consolidated Statements of Comprehensive Profit and Loss
(Unaudited - in US dollars)

	Three months ended
	March 31,
	2011	2010
		(Note 3)

EXPENSES
Salaries and benefits	$593,500	$604,368
Stock-based compensation	1,055,951	333,157
Project investigation costs	258,246	-
Legal, Accounting and Audit	370,163	134,937
Travel	57,133	24,833
Consulting and Advisory services	34,150	15,928
Filing and Regulatory fees	57,397	58,648
Recruiting fees and Relocation costs	4,749	28,128
Office and Administration	49,226	55,541
Rent	61,480	34,413
Investor Relations	21,222	46,652
Directors' fees	52,204	32,715
Insurance	36,294	34,837
Memberships and Conferences	1,097	6,089
Depreciation	56,640	39,904
Fiscal and Advisory services	6,507	3,431
Loss from operations	(2,715,959)	(1,453,581)
Interest and Other income	256,854	199,171
Other expenses	(277,421)	(238,174)
Unrealized gain (loss) from derivative assets and liabilities	(688,459)	1,102,120
Foreign exchange gains	491,224	111,725
Loan interest and finance charges	(3,563)	(4,697)
Gain on sale of interest - Note 5	10,633,339	-
Net comprehensive profit (loss) for the period	$7,696,015	$(283,436)

Basic and Diluted Earnings (Loss) Per Share
Earnings per share - Basic	$0.056	$(0.003)
Earnings per share - Diluted	$0.054	$(0.003)

Weighted average shares outstanding - Basic	136,579,994	109,525,278
Weighted average shares outstanding - Diluted	142,910,958	109,525,278

See accompanying notes to the condensed consolidated financial statements

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - in US dollars)

	Three months ended
	March 31,
	2011	2010
Cash flows used in operating activities		(Note 3)
Net comprehensive profit (loss) for the period	$7,696,015	$(283,436)
Items not involving cash
Depreciation	56,640	39,904
Foreign exchange (gains)	(490,762)	(111,242)
Accretion income	(91,594)	(120,372)
Stock-based compensation	1,055,951	333,157
Unrealized (gain) loss from derivative assets and liability	688,459	(1,102,120)
Sale of interest - Note 5	(10,633,339)	-
Other	-	29,243
	(1,718,630)	(1,214,866)
Changes in non-cash working capital items - Note 12	(759,472)	(449,131)
Cash used in operating activities	(2,478,102)	(1,663,997)
Financing activities
Shares issued for cash	22,037,522	32,000,427
Share issue costs	(115)	(1,752,560)
Joint venture partner's contribution - Note 5	13,832,539	-
Loan from related party	-	3,000,000
Repayment of loan from related party	-	(3,000,000)
Repayment of long-term debt	-	(556,945)
Cash provided by financing activities	35,869,946	29,690,922

Investing activities
Mineral property expenditures	-	(15,054)
Deposits on long-lead equipment	(7,248,482)	(8,221,946)
Development expenditures	(7,155,212)	(9,928,778)
Property, plant and equipment additions	(573,199)	(617,272)
Other assets	(13,537)	-
Cash used in investing activities	(14,990,430)	(18,783,050)

Effect of exchange rate changes on cash and cash equivalents	480,441	111,920
Increase in cash and cash equivalents during the period	18,881,855	9,355,796
Cash and cash equivalents, beginning of period	31,505,341	6,247,217
Cash and cash equivalents, end of period	$50,387,196	$15,603,013

Supplemental cash flow information on non-cash transactions - Note 13

See accompanying notes to condensed consolidated financial statements

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - in US dollars except for shares)

	Common Shares without				Total
	Par Value				Shareholders '
	Shares	Amount	Reserves	Deficit	Equity
Balance, January 1, 2011 - Note 3	135,595,702	$183,663,391	$17,958,798	$(39,677,968)	$161,944,221
Share issue costs	-	(115)	-	-	(115)
Shares issued on vesting of restricted share units	111,665	408,817	(408,818)	-	(1)
Proceeds from exercise of stock options	208,331	685,388	(250,770)	-	434,618
Proceeds from exercise of warrants	5,452,795	27,252,896	-	-	27,252,896
Restricted shares issued	565,000	1,054,553	(514,553)	-	540,000
Stock-based compensation expense	-	-	1,055,951	-	1,055,951
Stock-based compensation capitalized	-	-	1,104,837	-	1,104,837
Net comprehensive profit for the period	-	-	-	7,696,015	7,696,015
Balance, March 31, 2011	141,933,493	$213,064,930	$18,945,445	$(31,981,953)	$200,028,422

	Common Shares without				Total
	Par Value				Shareholders '
	Shares	Amount	Reserves	Deficit	Equity

Balance, January 1, 2010 - Note 3	106,768,816	$114,398,952	$18,360,560	$(60,209,388)	$72,550,124
Shares issued pursuant to equity offering	11,820,000	31,908,315	-	-	31,908,315
Proceeds from exercise of stock options	74,999	152,340	(60,131)	-	92,209
Share issue costs	-	(1,752,560)	-	-	(1,752,560)
Restricted shares issued	466,665	-	123,042	-	123,042
Stock-based compensation expense	-	-	324,157	-	324,157
Net comprehensive loss for the period	-	-	-	(283,436)	(283,436)

Balance, March 31, 2010	119,130,480	$144,707,047	$18,747,628	$(60,492,824)	$102,961,851

See accompanying notes to condensed consolidated financial statements

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Augusta Resource Corporation (“Augusta” or the “Company”) is a development stage enterprise engaged in the exploration and development of mineral properties in North America. The Company is incorporated under the Canada Business Corporations Act and its registered office is Suite 400 - 837 West Hastings Street, Vancouver, British Columbia V6C 3N6 and is domiciled in Canada whose shares are publicly traded. The Company’s most significant asset is the Rosemont copper project (“Rosemont”) near Tucson, Arizona. The realization of the Company’s investment in Rosemont is dependent upon various factors, including the ability to obtain the necessary financing to complete the development of Rosemont, future profitable operations, or, alternatively, upon disposal of the property at amounts sufficient to recover capitalized expenditures.

The Company had an accumulated deficit of $31.98 million as at March 31, 2011 (December 31, 2010 - $39.68 million; January 1, 2010 - $60.21 million). To date, operating losses have been funded primarily from proceeds of equity and debt issues. The Company generates minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont commences commercial production. The Company’s planned activities for 2011 anticipate significant Rosemont expenditures which will be funded by cash contributions from Rosemont’s joint venture partner, current cash reserves and possibly through additional equity issues. The Company’s failure to meet its ongoing obligations on a timely basis or to raise the additional funds that it requires to meet ongoing permitting and other business expenditures could result in the delay in the development of Rosemont and may lead to an impairment charge on Rosemont’s assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	(a)	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”). The condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the directors on June 13, 2011.

These are the Company’s first IFRS condensed consolidated interim financial statements for part of the period covered by the Company’s first IFRS consolidated annual financial statements for the year ending December 31, 2011. Previously, the Company prepared its consolidated annual and condensed consolidated interim financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).

	(b)	Basis of presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 2. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The comparative figures presented in these interim condensed consolidated financial statements are in accordance with IFRS.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

IFRS balance sheet at January 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (IFRS 1). The impact of the transition from Canadian GAAP to IFRS is explained in Note 3.

(c)	Basis of consolidation

The condensed consolidated financial statements of the Company include the following subsidiaries:

Name of subsidiary	Place of	Percentage
	incorporation	ownership
Augusta Resource Canada	Canada	100%
Augusta Resource (U.S.) Corp.	USA	100%
Augusta Resource US (Holdings) Corp.	USA	100%
Rosemont Copper Company	USA	100%
Augusta Resource Barbados Corp.	Barbados	100%
Cobre Verde Development Corp.	USA	100%
Sanrita West Properties LLC	USA	100%
Sanrita South Properties LLC	USA	100%
Wilmot Junction LLC	USA	100%
Dawson Properties LLC	USA	100%

The Company consolidates the subsidiaries on the basis that it controls these subsidiaries through its ability to govern their financial and operating policies. The Company also proportionally consolidates its 94.22% interest in the Rosemont joint venture.

All intercompany transactions and balances are eliminated on consolidation.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and guaranteed investment certificates (“GICs”) with an original maturity of three months or less. The Company’s cash and cash equivalents are invested with major financial institutions and are not invested in any asset backed deposits/investments.

(e)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources, services or obligations between related parties.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

(f)	Property, plant, and equipment

Property, plant, and equipment (“PPE”) is stated at cost, less accumulated depreciation. Depreciation is primarily calculated on a straight line basis over the following terms:

Land	N/A
Water rights	Unit-of-production
Buildings	10 years
Computer hardware	5 years
Furniture and equipment	5 years
Vehicles	5 years

Water rights are amortized on a unit-of-production basis over the estimated proven and probable ore reserves upon commencement of commercial production. Furniture and equipment is amortized on a straight line basis. When debt is incurred to finance the purchase of plant and equipment, the interest and financing costs associated with such debt are capitalized. Upon commencement of commercial production, the interest and financing costs are amortized on a units-of-production basis over the useful life of the related asset.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

(g)	Impairment of assets

At the end of each reporting period, the Company assesses each cash generating unit to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate and its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

(h)	Mineral properties and development costs

Mineral properties consist of payments to acquire property rights and leases. Mineral properties are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established proven and probable reserves. Development costs are carried at cost less accumulated depletion and accumulated impairment charges. Exploration expenditures incurred prior to determining that a property has economically recoverable reserves are expensed as incurred.

The Company reviews the carrying values of mineral properties and development costs regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances that indicate the carrying value may not be recoverable. In the event the estimated discounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of the property, the carrying value is written down to the estimated recoverable amount.

Once a mine has achieved commercial production, mineral properties and development costs are depleted on a units-of-production basis over the life of the mine.

(i)	Decommissioning, restoration and similar liabilities (“Asset retirement obligation” or “ARO”)

The Company records the present value of estimated costs of legal and constructive obligations required to restore the site in the period in which the obligation is incurred. The nature of these restoration activities include dismantling and removing structures, rehabilitating mines and tailings dam, dismantling facilities, closure of plant and waste sites and restoration, reclamation and re-vegetation of affected areas.

The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Since the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.

As the estimate of the obligations is based on future expectations, a number of assumptions and judgments are made by management in the determination of closure provisions. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out.

The present value of decommissioning and site restoration costs are recorded as a long-term liability. The provision is discounted using a nominal, risk free pre-tax discount rate. Charges for accretion and restoration expenditures are recorded as operating activities. In subsequent periods, the carrying amount of the liability is accreted by a charge to the statement of operations to reflect the passage of time and the liability is adjusted to reflect any changes in the timing of the underlying future cash flows.

Changes to the obligation resulting from any revisions to the timing or amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in the decommissioning provision, and a corresponding change in the carrying amount of the related long-lived asset. Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, or provision is made for the estimated outstanding continuous rehabilitation work at each balance sheet date and the cost is charged to the statement of operations.

The Company had no asset retirement obligations as of March 31, 2011, December 31, 2010, and January 1, 2010.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

(j)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the gain or loss attributable to common shareholders when the effect is anti-dilutive.

(k)	Foreign currencies

The financial statements for each the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”). The condensed consolidated financial statements are presented in U.S. dollars, which is the Company’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at exchange rates prevailing on the balance sheet date are recognized in the income statement or are attributable to the net investment in a foreign operation.

Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are included in accumulated other comprehensive income (“AOCI”), a component of equity.

On consolidation, income statement items are translated from the functional currency into U.S. dollars at average exchange rates. Balance sheet items are translated into U.S. dollars at the exchange rate prevailing at the balance sheet date. Exchange gains and losses on translation are recorded in the statement of comprehensive profit and loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are taken into AOCI. When the foreign operation is sold or any borrowings forming part of the net investment is repaid, a proportionate share of such exchange differences is recognized in the income statement.

(l)	Borrowing costs

Interest and financing costs on debt or other liabilities that are directly attributable to the acquisition, construction and development of a qualifying asset are capitalized to the asset. Where the funds used to finance a project are from general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant general borrowings during the period.

On commencement of commercial production, the interest and financing costs are amortized over the life of the mine. All other borrowing costs are expensed as incurred.

(m)	Interest in Joint Venture

The Company conducts its business relating to the Rosemont property through a joint venture which the joint venture participants are bound by a contractual agreement establishing joint control over the assets of the

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

joint venture. The Company records its proportionate share of the jointly controlled assets, liabilities, revenue and operating expenses of the joint venture.

(n)	Stock-based compensation

The fair value method of accounting is used for stock-based awards issued to employees and non-employees. Under this method, stock options, restricted shares and restricted share units issued to employees are recorded at their estimated fair value on the grant date and are charged either to the statement of comprehensive profit or loss or capitalized to development costs over the vesting period with a corresponding credit to reserves. For stock-based awards issued to non-employees, the awards are measured at the date on which the services are provided. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from reserves to share capital. Restricted shares are issued from treasury at date on the grant and are fair valued at the date of grant. The fair value is either charged to the statement of comprehensive profit or loss or capitalized to development costs over the vesting period. On the vesting date, the fair value is transferred from reserves to share capital. For options subject to vesting, the Company calculates the fair value of each vesting period as separate awards with individual expected lives and amortizes the calculated expense for the award on a straight-line basis over the vesting period of the award. The forfeiture rate is reviewed on quarterly basis to determine the appropriate forfeiture rate based on past, present and expected forfeitures.

(o)	Income taxes

Current tax is the expected tax payable or receivable on the local taxable income or loss for the year, using local tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustments to tax payable or receivable in respect of previous years.

Deferred income taxes are recorded using the balance sheet method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they are realized or settled, based on the laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

(p)	Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets such as the warrants recorded in other assets are classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings.

Financial assets classified as loans and receivables and held to maturity assets are measured at amortized cost. The Company’s accounts receivable are classified as loans and receivables. Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income and loss except for losses in value that are considered other than temporary which are recognized in earnings. At March 31, 2011, December 31, 2010 and January 1, 2010, the Company has not classified any financial assets as available for sale.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

(q)	Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. The effective interest rate method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

Financial liabilities classified as FVTPL include warrants with an exercise price denominated in a currency other than the issuer’s functional currency. Derivatives, including separated embedded derivatives are also classified as FVTPL and recognized at fair value with changes in fair value recognized in earnings unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized in statement of comprehensive profit or loss.

New standards, amendments and interpretations not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC) that are mandatory for accounting periods beginning after January 1, 2010, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

Accounting standards effective January 1, 2012

Financial instruments disclosure

In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its condensed consolidated financial statements.

Income taxes

In December 2010, the IASB issued an amendment to IAS 12 – Income taxes that provide a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its condensed consolidated financial statements.

Accounting standards anticipated to be effective January 1, 2013

Joint ventures

The IASB issued IFRS 11 – Joint Arrangements on May 12, 2011. IFRS 11 eliminates the Company’s choice to proportionately consolidate jointly controlled entities and required such entities to be accounted for using the equity method and proposes to establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. The Company is currently evaluating the impact IFRS 11 is expected to have on its consolidated financial statements.

Consolidation

On September 29, 2010, the IASB posted a staff draft of a forthcoming IFRS on consolidation. The staff draft reflects tentative decisions made to date by the IASB with respect to the IASB’s project to replace current standards on consolidation, IAS 27 - Consolidated and Separate Financial Statements and SIC-12, with a single standard on consolidation. The IASB plans on publishing the final standard on consolidation during the first half of 2011, with an anticipated effective date of January 1, 2013. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial instruments

IFRS 9, Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 9.

Fair-value measurement

IFRS 13, Fair Value Measurement: effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, sets out in a single IFRS a framework for measuring fair value and new required disclosures about fair value measurements. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 13.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

3.	FIRST TIME ADOPTION OF IFRS

The Company has adopted IFRS with a transition date of January 1, 2010. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied.

The guidance for first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company is applying the following exemptions on first-time adoption of IFRS:

•

to not account for business combinations that occurred prior to January 1, 2010 using the principles of IFRS 3 – Business Combinations and instead retain the accounting treatment applied under Canadian GAAP; and

•

to charge all foreign currency translation differences, previously recognized as a separate component of equity, to deficit as at the transition date including those foreign currency differences which arise on adoption of IFRS.

The IFRS 1 elections, identified above, and the significant accounting policies, set out in note 2, have been applied in preparing these unaudited interim condensed consolidated financial statements and selected unaudited comparative information presented below. The following tables reconcile the Company’s unaudited condensed consolidated statements of financial position and statements of loss and comprehensive loss with those prepared in accordance with Canadian GAAP and as previously reported to those prepared and reported in these unaudited interim condensed consolidated financial statements in accordance with IFRS.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

3.	FIRST TIME ADOPTION OF IFRS (cont’d)

Consolidated Balance Sheets
As at January 1, 2010

		Canadian	Adoption
	Note	GAAP	Adjustments	IFRS
ASSETS
Current
Cash and cash equivalents		$6,247,217	$-	$6,247,217
Accounts receivable		268,476	-	268,476
Due from related parties		252,444	-	252,444
Prepaids and deposits		313,714	-	313,714
Total current assets		7,081,851	-	7,081,851
Deposits on long-lead equipment	3f, g	36,595,796	2,610,763	39,206,559
Development costs	3c,d,e,f,g	63,411,000	(14,566,459)	48,844,541
Property, plant, and equipment	3f, g	7,739,911	784,780	8,524,691
Mineral properties	3f, g	25,665,438	1,005,497	26,670,935
Other assets	3f, g	2,144,664	91,213	2,235,877
Total assets		$142,638,660	$(10,074,206)	$132,564,454

LIABILITIES
Current
Accounts payable and accrued liabilities		$12,386,174	$-	$12,386,174
Warrants liability	3d	-	1,860,205	1,860,205
Current portion of long-term debt		42,177,512	-	42,177,512
Total current liabilities		54,563,686	1,860,205	56,423,891
Long-term debt		3,590,439	-	3,590,439
Total liabilities		58,154,125	1,860,205	60,014,330
SHAREHOLDERS' EQUITY
Share capital	3a	123,386,017	(8,987,066)	114,398,952
Reserves	3c	17,513,815	846,746	18,360,560
Accumulated other comprehensive income	3b	(5,534,505)	5,534,505	-
Deficit	3a to h	(50,880,792)	(9,328,596)	(60,209,388)
Total shareholders' equity		84,484,535	(11,934,411)	72,550,124

Total liabilities and shareholders' equity		$142,638,660	$(10,074,206)	$132,564,454

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

3.	FIRST TIME ADOPTION OF IFRS (cont’d)

Consolidated Balance Sheets
As at March 31, 2010

		Canadian	Adoption
	Note	GAAP	Adjustments	IFRS
ASSETS
Current
Cash and cash equivalents		$15,603,013	$-	$15,603,013
Accounts receivable		21,540	-	21,540
Due from related parties		555,136	-	555,136
Prepaids and deposits		754,399	-	754,399
Current portion of other assets		297,469	-	297,469
Total current assets		17,231,557	-	17,231,557
Deposits on long-lead equipment	3f, g	38,457,803	2,610,763	41,068,566
Development costs	3c,e,f, g	72,157,480	(14,606,753)	57,550,727
Property, plant, and equipment	3f, g	9,309,182	875,993	10,185,175
Mineral properties	3f, g	25,699,935	1,005,497	26,705,432
Other assets		2,256,705	-	2,256,705
Total assets		$165,112,662	$(10,114,500)	$154,998,162

LIABILITIES
Current
Accounts payable and accrued liabilities		$4,340,038	$-	$4,340,038
Warrants liability	3d	-	1,254,152	1,254,152
Total current liabilities		4,340,038	1,254,152	5,594,190
Long-term debt		46,442,121	-	46,442,121
Total liabilities		50,782,159	1,254,152	52,036,311
SHAREHOLDERS' EQUITY
Share capital	3a,c,d	155,446,672	(10,739,625)	144,707,047
Reserves	3c,d	17,991,089	756,539	18,747,628
Accumulated other comprehensive income	3b	(5,108,593)	5,108,593	-
Deficit	3a to h	(53,998,665)	(6,494,159)	(60,492,824)
Total shareholders' equity		114,330,503	(11,368,652)	102,961,851

Total liabilities and shareholders' equity		$165,112,662	$(10,114,500)	$154,998,162

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

3.	FIRST TIME ADOPTION OF IFRS (cont’d)

Consolidated Balance Sheets
As at December 31, 2010

		Canadian	Adoption
	Note	GAAP	Adjustments	IFRS
ASSETS
Current
Cash and cash equivalents		$31,505,341	$-	$31,505,341
Accounts receivable		110,402	-	110,402
Due from related parties		6,142	-	6,142
Prepaids and deposits		135,235	-	135,235
Current portion of other assets		626,793	-	626,793
Total current assets		32,383,913	-	32,383,913
Deposits on long-lead equipment	3f, g	60,893,443	2,610,763	63,504,206
Development costs	3c,e,f, g	97,239,008	(13,710,012)	83,528,996
Property, plant, and equipment	3f, g	9,177,096	875,993	10,053,089
Mineral properties	3f, g	24,688,364	1,005,497	25,693,861
Other assets		2,235,076	-	2,235,076
Total assets		$226,616,900	$(9,217,759)	$217,399,141

LIABILITIES
Current
Accounts payable and accrued liabilities		$5,100,819	$-	$5,100,819
Warrants liability	3d	-	9,489,886	9,489,886
Total current liabilities		5,100,819	9,489,886	14,590,705
Deferred gain	3f	27,866,378	(27,866,378)	-
Long-term debt	3d	42,033,327	(1,169,112)	40,864,215
Total liabilities		75,000,524	(19,545,604)	55,454,920
SHAREHOLDERS' EQUITY
Share capital	3a,c,d	196,827,289	(13,163,898)	183,663,391
Reserves	3c,d	18,652,492	(693,694)	17,958,798
Accumulated other comprehensive income	3b	(5,534,505)	5,534,505	-
Deficit	3a to h	(58,328,900)	18,650,932	(39,677,968)
Total shareholders' equity		151,616,376	10,327,845	161,944,221

Total liabilities and shareholders' equity		$226,616,900	$(9,217,759)	$217,399,141

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

3.	FIRST TIME ADOPTION OF IFRS (cont’d)

Consolidated Statements of Comprehensive Profit and Loss
For the year ended December 31, 2010

		Canadian	Adoption
	Note	GAAP	Adjustments	IFRS

EXPENSES
Salaries and benefits		$1,692,925	$-	$1,692,925
Stock-based compensation	3c	1,229,926	(90,458)	1,139,468
Legal, Accounting and Audit		1,505,182	-	1,505,182
Travel		223,968	-	223,968
Consulting and Advisory services		230,422	-	230,422
Filing and Regulatory fees		120,338	-	120,338
Recruiting fees and relocation costs		55,500	-	55,500
Office and Administration		226,925	-	226,925
Rent		168,211	-	168,211
Investor Relations		118,325	-	118,325
Directors' fees		134,094	-	134,094
Insurance		168,379	-	168,379
Memberships and Conferences		12,148	-	12,148
Depreciation		181,499	-	181,499
Fiscal and Advisory services		15,363	-	15,363
Loss from operations		(6,083,205)	90,458	(5,992,747)
Interest and other income		669,718	-	669,718
Other expenses		(706,311)	-	(706,311)

Unrealized gain (loss) from derivative assets and liability	3d	118,462	(2,458,029)	(2,339,567)
Gain on sale of interest	3f	-	28,301,907	28,301,907
Foreign exchange gains		612,840	-	612,840
Loan interest and finance charges	3h	(50,684)	36,265	(14,419)
Net comprehensive profit (loss) for the year		(5,439,180)	25,970,601	20,531,421

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

3.	FIRST TIME ADOPTION OF IFRS (cont’d)

Consolidated Statements of Comprehensive Loss
For the three months ended March 31, 2010

		Canadian	Adoption
	Note	GAAP	Adjustments	IFRS

EXPENSES
Salaries and benefits		$604,368	$-	$604,368
Stock-based compensation	3c	361,676	(28,519)	333,157
Legal, Accounting and Audit		134,937	-	134,937
Travel		24,833	-	24,833
Consulting and Advisory services		15,928	-	15,928
Filing and Regulatory fees		58,648	-	58,648
Recruiting fees and relocation costs		28,128	-	28,128
Office and Administration		55,541	-	55,541
Rent		34,413	-	34,413
Investor Relations		46,652	-	46,652
Directors' fees		32,715	-	32,715
Insurance		34,837	-	34,837
Memberships and Conferences		6,089	-	6,089
Depreciation		39,904	-	39,904
Fiscal and Advisory services		3,431	-	3,431
Loss from operations		(1,482,100)	28,519	(1,453,581)
Interest and other income		199,171	-	199,171
Other expenses		(238,174)	-	(238,174)
Unrealized gain from derivative assets and liability	3d	-	1,102,120	1,102,120
Future income tax recovery	3d	70,156	(70,156)	-
Foreign exchange gains		111,725	-	111,725
Loan interest and finance charges	3h	(26,091)	21,394	(4,697)
Net comprehensive profit (loss) for the period		$(1,365,313)	$1,081,877	$(283,436)

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

3.	FIRST TIME ADOPTION OF IFRS (cont’d)

Consolidated Statements of Cash Flows
For the year ended December 31, 2010

		Canadian	Adoption
	Note	GAAP	Adjustment	IFRS
Cash flows used in operating activities
Cash used in operating activities	3h	$(4,570,537)	$11,954	$(4,558,583)
Cash provided by financing activities		99,854,884	-	99,854,884
Cash used in investing activities	3h	(70,936,600)	(11,954)	(70,948,554)
Proceeds received from discontinued operations		250,000	-	250,000
Effect of exchange rate changes in cash and cash equivalents		660,377	-	660,377
Increase in cash and cash equivalents during the year		25,258,124	-	25,258,124
Cash and cash equivalent, beginning of year		6,247,217	-	6,247,217
Cash and cash equivalents, end of year		$31,505,341	$-	$31,505,341

Consolidated Statements of Cash Flows
Three months ended March 31, 2010

		Canadian	Adoption
	Note	GAAP	Adjustment	IFRS
Cash flows used in operating activities
Cash used in operating activities	3h	$(1,673,237)	$9,240	$(1,663,997)
Cash provided by financing activities		29,690,922	-	29,690,922
Cash used in investing activities	3h	(18,773,809)	(9,240)	(18,783,049)
Effect of exchange rate changes in cash and cash equivalents		111,920	-	111,920
Increase in cash and cash equivalents during the period		9,355,796	-	9,355,796
Cash and cash equivalents, beginning of the period		6,247,217	-	6,247,217
Cash and cash equivalents, end of the period		$15,603,013	$-	$15,603,013

Notes to the IFRS reconciliation are as follows:

a)

IFRS requires that all share issue costs be recorded against share capital. Share issue costs were previously charged to deficit under Canadian GAAP and as a result an entry was made to re-classify share issue costs to share capital. The total amount reclassified was $7,506,538 at the date of transition (March 31, 2010 – $9,259,098 and December 31, 2010 – $9,515,465).

b)

In accordance with IFRS 1 optional exemptions, the Company elected to transfer the cumulative translation differences, recognized as a separate component of equity, to deficit at the Transition Date. In electing to take this IFRS 1 exemption, the Company has reclassified $5,534,505 previously recorded to accumulated other comprehensive income under Canadian GAAP to deficit as at the date of transition.

c)

The Company applied IFRS 2, share-based payments on all share-based payments. Under Canadian GAAP, the Company valued each grant using the Black-Scholes option pricing model and amortized the total cost over the vesting period. Per IFRS 2, the Company has adjusted its policy and is accounting for each vesting period as a separate grant, which resulted in changing the amortization schedules. Further,

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

under Canadian GAAP, forfeitures were recorded as they occur; however, under IFRS, expected forfeitures are estimated and recorded. Estimated forfeitures are trued-up to actual forfeitures at each reporting period. As a result, the amounts recorded in reserves for share-based payments have been increased by $1,097,799 as at the date of transition (March 31, 2010 – $1,007,591 increase and December 31, 2010 – $876,008 increase). The following table summarizes the amounts capitalized and expensed with a corresponding credit to reserves:

		Development	(Expense)	Reserves
	Deficit	costs	Recovery	Total

January 1, 2010	$(554,344)	$(368,247)	$(175,208)	$1,097,799
March 31, 2010	(729,552)	(306,558)	28,519	1,007,591
December 31, 2010	$(729,552)	$(236,914)	$90,458	$876,008

d)

In accordance with IAS 32, share purchase warrants with an exercise price denominated in a currency other than the issuer’s functional currency are considered a derivative instrument and classified as a liability. The Warrants are fair valued at each balance sheet date with the corresponding change in value reported in statement of comprehensive profit and loss.

The following table summarizes the cumulative adjustments resulting from the reclassification and the exercise of the warrants.

	Long-term					(Expense)
	debt	Liability	Share Capital	Reserves	Deficit	Recovery
January 1, 2010	$-	$1,860,205	$(1,480,528)	$(251,052)	-	$(128,625)
March 31, 2010	-	1,254,153	(1,480,528)	(251,052)	(128,625)	606,052
December 31, 2010	$(1,685,097)	$9,489,886	$(3,648,433)	$(1,569,702)	$(128,625)	$(2,458,029)

e)

In accordance with IFRS 6, the Company has elected to expense all exploration costs incurred prior to the determination of the commercial viability of its exploration and evaluation projects. These amounts were previously capitalized under Canadian GAAP and have been re-classified to deficit in the periods presented. The total amount re-classified was $21,448,188 at the date of transition (March 31, 2010 – $21,448,188 and December 31, 2010 – $21,448,188).

f)

In accordance with IAS 31, gains realized on dilution of the Company’s interest in Rosemont are recognized in the statement of comprehensive profit and loss. Previously, these gains totalling $27,866,378 were deferred under Canadian GAAP. As a result of our joint venture partner’s 4.1% interest in Rosemont and IFRS adjustments that affected Rosemont’s carrying value, the total amount reclassified to deficit was $Nil at the date of transition (March 31, 2010 - $Nil and December 31, 2010 - $28.3 million).

g)

In accordance with IAS 21, each entity determines its functional currency. The entity which holds the Rosemont project had previously been Canadian dollar functional currency has changed its functional currency to U.S. dollars. As a result, the carrying value of the Rosemont non-current assets increased $10.86 million.

h)

IAS 23 requires that borrowing costs be capitalized if they are directly attributable to the acquisition, development or construction of a qualifying asset. A portion of the borrowing costs with respect to the Sumitomo loan had previously been expensed under Canadian GAAP had been capitalized to exploration and

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

evaluation assets. The total amount capitalized was $142,325 at the transition date (March 31, 2010 - $21,396; December 31, 2010 - $36,265).

The following table summarizes the capitalization of borrowing costs:

Total
Year ended December 31, 2009	$142,325
Three months ended March 31, 2010	21,396
Year ended December 31, 2010	36,265
$199,986

4.	ACCOUNTS RECEIVABLE

	March 31,	December 31,	January 1,
	2011	2010	2010
Sales taxes receivable	$131,852	$84,221	$18,476
Due from joint venture partner	72,763	25,584	-
Other receivables	611	597	-
	$205,226	$110,402	$18,476

The Company does not have any significant balances that are past due. All accounts receivable are current, and the Company does not have any allowance for doubtful accounts. Due to their short-term maturities, the fair value of accounts receivable approximates their carrying value.

5.	INTERESTS IN JOINT VENTURE

On September 16, 2010, Rosemont Copper Company (“RCC”), the Company’s wholly-owned subsidiary, and United Copper & Moly LLC (“UCM”) executed an Earn-In Agreement (“EI Agreement”) whereby UCM can earn up to a 20% interest in the unincorporated Rosemont joint venture (“Rosemont JV”) by funding $176 million of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the joint venture as follows: Tranche 1 - $70 million for permitting, engineering, deposits on long-lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”) until such time as the material permits are granted and Tranche 2 - $106 million for construction costs. Once UCM has earned its 20% interest in the joint venture, Rosemont expenditures will be shared pro-rata 80/20. For the three months ended March 31, 2011, UCM contributed $14.68 million (December 31, 2010 - $36.21 million) into the Rosemont JV to earn an additional 1.7% interest (December 31, 2010 – 4.11%) in the joint venture. As at March 31, 2011 UCM has a 5.78% interest in the Rosemont JV.

RCC and UCM also signed a joint venture agreement which governs the roles and responsibilities of the operator, management committee and the contribution and disposals of assets of the joint venture.

The Company accounts for its share of the jointly controlled assets, any liabilities it has incurred, its share of any liabilities jointly incurred with the other ventures and its share of revenue and any expense the Company incurs in relation to its interest in the joint venture.

Under the EI Agreement, the Company will contribute the Rosemont property to the joint venture and UCM will contribute up to $176 million in cash to earn its respective interest in the joint venture. For the three months ended March 31, 2011, the Company recognized a gain on sale of interest of $10.63 million (Cumulative to date - $38.93 million) based on UCM’s $14.68 million (Cumulative to date - $50.89 million) cash contributions into the joint venture.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

The following is a summary of the financial information of Rosemont joint venture on a 94.22% basis:

	March 31, 2011	December 31, 2010
Cash and cash equivalents	$6,265,418	$6,146,804
Other current assets	55,156	67,734
Total non-current assets	194,446,582	180,324,861
Total liabilities	(4,694,399)	(2,673,152)
Partner's contributions	(47,947,633)	(34,719,073)
Deficit	396,259	-
Net loss for the period	312,240	396,259
	$148,833,622	$149,543,434

Statement of Cash Flows
Cash used in operating activities	$(312,240)	$(396,259)
Cash provided by financing activities	13,832,539	34,719,073
Cash used in investing activites	(13,401,685)	(28,176,010)
Increase in cash during the period	118,614	6,146,804
Cash, beginning of the period	6,146,804	-
Cash, end of period	$6,265,418	$6,146,804

Refer to commitments note 15 for deposits on long-lead equipment.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

6.	PROPERTY, PLANT, AND EQUIPMENT AND DEPOSITS ON LONG-LEAD EQUIPMENT

					Furniture
					and
Cost	Land	Water Rights	Vehicles	Buildings	Equipment	Computers	Total

As at January 1, 2010	$3,949,372	$4,135,071	$276,890	$170,678	$78,958	$92,507	$8,703,476
Additions	1,573,834	22,427	110,055	291,759	12,884	53,398	2,064,357
Sale of interest	(227,261)	(171,067)	(15,921)	(8,305)	(3,779)	(6,004)	(432,337)
As at December 31, 2010	$5,295,945	$3,986,431	$371,024	$454,132	$88,063	$139,901	$10,335,496

As at December 31, 2010	$5,295,945	$3,986,431	$371,024	$454,132	$88,063	$139,901	$10,335,496
Additions	383,734	-	-	117,783	11,991	54,982	568,490
Sale of interest	(88,336)	(66,494)	(6,189)	(7,574)	(1,469)	(2,334)	(172,396)
As at March 31, 2011	$5,591,343	$3,919,937	$364,835	$564,341	$98,585	$192,549	$10,731,590

					Furniture
					and
Accumulated Depreciation	Land	Water Rights	Vehicles	Buildings	Equipment	Computers	Total

As at January 1, 2010	$-	$-	$74,905	$31,842	$30,421	$41,617	$178,785
Depreciation	-	-	67,504	11,183	16,073	20,981	115,741
Sale of interest	-	-	(5,860)	(1,770)	(1,913)	(2,576)	(12,119)
As at December 31, 2010	$-	$-	$136,549	$41,255	$44,581	$60,022	$282,407

As at December 31, 2010	$-	$-	$136,549	$41,255	$44,581	$60,022	$282,407
Depreciation	-	-	18,756	5,818	5,273	10,125	39,972
Sale of interest	-	-	(2,278)	(688)	(743)	(1,001)	(4,710)
As at March 31, 2011	$-	$-	$153,027	$46,385	$49,111	$69,146	$317,669

Net book value:
As at January 1, 2010	$3,949,372	$4,135,071	$201,985	$138,836	$48,537	$50,890	$8,524,691
As at December 31, 2010	5,295,945	3,986,431	234,475	412,877	43,482	79,879	10,053,089
As at March 31, 2011	$5,591,343	$3,919,937	$211,808	$517,956	$49,474	$123,403	$10,413,921

Deposits on long-lead equipment

As at January 1, 2010	$39,206,559
Additions	26,613,307
Sale of interest	(2,315,660)
As at December 31, 2010	$63,504,206

As at December 31, 2010	$63,504,206
Additions	7,880,481
Sale of interest	(829,185)
As at March 31, 2011	$70,555,502

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

7.	OTHER ASSETS

				Computer Software,
	Long-term	Other	FVTPL	Net of
	Receivable	Assets	Securities	Depreciation	Total
As at January 1, 2010	$2,386,333	$-	$8,331	$94,187	$2,488,851
Additions (disposals)	231,488	-	118,462	23,068	373,018
Total other assets, December 31, 2010	2,617,821	-	126,793	117,255	2,861,869
Less:
FVTPL Securities					(126,793)
Current portion of long-term receivable					(500,000)
As at December 31, 2010					$2,235,076

Total other assets, December 31, 2010	$2,617,821	$-	$126,793	$117,255	$2,861,869
Additions (disposals)	91,594	35,639	(37,989)	(38,770)	50,474
Total other assets, March 31, 2011	2,709,415	35,639	88,804	78,485	2,912,343
Less:
Warrants					(88,804)
Current portion of long-term receivable					(500,000)
As at March 31, 2011					$2,323,539

Long-term receivable

On February 28, 2008, the Company completed the sale of its interest in the Mount Hamilton, Shell and Monte Cristo properties for cash consideration of $6.625 million of which $1.625 million was paid on closing and the remaining $5.0 million was payable in annual instalments of $1 million (“Annual Payment”) over a five year period and share purchase warrants (the “Warrants”) to purchase up to 3,000,000 shares of Ely for eighteen months at a price of Cdn$0.50 per share. The fair value of the consideration was $3.6 million comprising $3.5 million fair value relating to the $5.0 million receivable (“Ely Receivable”), which was calculated using a 15% discount rate, and $0.1 million fair value for the Warrants calculated using the Black-Scholes option-pricing model and based on the following assumptions: expected life of 0.66 years; annualized volatility of 40%, a risk free rate of 1.11% and no dividends. The first Annual Payment of $1 million due on February 28, 2009 was received. On August 28, 2009, the warrants expired unexercised and the carrying value was written off to loss from discontinued operations.

On November 16, 2009, the Company agreed to extend the Annual Payment for an additional two years as follows:

Due Date	Amount Due

June 1, 2010 (Paid)	$250,000
June 1, 2011	500,000
June 1, 2012	750,000
June 1, 2013	750,000
June 1, 2014	750,000
June 1, 2015	1,000,000
4,000,000
Less: amount paid	(250,000)

Balance due at March 31, 2011	$3,750,000

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

In consideration for the extension, Ely paid the Company $0.04 million and granted share purchase warrants for the purchase of up to 2,000,000 Ely common shares at a price of Cdn$0.25 per common share, expiring on May 16, 2011. These warrants were exercised subsequent to March 31, 2011. The fair value of the Ely warrants on the date of grant was $0.01 million based on the following assumptions: expected life of 1.5 years, expected volatility of 40%, risk free interest rate of 1.34% and no dividends. The Company classifies the share purchase warrants as FVTPL derivatives with changes in the fair value recognized in the statement of comprehensive profit and loss. For the three months ended March 31, 2011, the Company recorded a $0.04 million unrealized loss (March 31, 2010 - $0.43 million unrealized gain) on the warrants. Subsequent to March 31, 2011, the Company received $0.50 million annual payment.

8.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

Mineral properties consist of:

As at January 1, 2010	$26,670,935
Sale of interest	(1,057,978)
Acquisition costs	63,991
Capitalized interest	16,913
As at December 31, 2010	$25,693,861

As at December 31, 2010	$25,693,861
Sale of interest	(536,226)
As at March 31, 2011	$25,157,635

Development costs consist of:

As at January 1, 2010	$48,844,541
Permitting, engineering and on-going support activities	31,298,677
Sale of interest	(2,802,972)
Capitalized loan interest and financing charges	4,782,613
Capitalized stock compensation expense	1,406,137
As at December 31, 2010	$83,528,996

As at December 31, 2010	$83,528,996
Permitting, engineering and on-going support activities	6,151,510
Sale of interest	(1,123,514)
Capitalized loan interest and financing charges	982,926
Capitalized stock compensation expense	1,104,692
As at March 31, 2011	$90,644,610

On June 1, 2005, the Company announced that it had entered into an option agreement (the “Agreement”) to purchase 100% of the Rosemont property in Pima County, Arizona located approximately 50 kilometres southeast of Tucson and near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”).

The Agreement provided the Company with the right to purchase a 100% interest in the Rosemont property for $20.4 million and subject to a 3% net smelter royalty. The Rosemont property comprises 15,000 acres (6,080 hectares) of patented and unpatented claims, fee land and surface grazing rights. The $20.4 million

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

purchase price was payable over a three-year period. After the Company made its first payment of $6.7 million in 2005, on March 31, 2006 the Company exercised its option to purchase the Rosemont property with a final payment of $13.7 million. The $20.4 million purchase price was determined based on the fair value of the consideration provided and has been allocated to mineral properties.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,	January 1,
Due within the year	2011	2010	2010
Trade payables	$466,407	$1,888,693	$266,091
Project payables	3,508,942	2,402,989	11,276,593
Payroll and other payables	140,794	809,137	843,490
	$4,116,143	$5,100,819	$12,386,174

10.	LONG-TERM DEBT

	March 31,	December 31,	January 1,
	2011	2010	2010
Long-term note (a)	$-	$-	$1,547,384
ASARCO production payment (b)	-	-	2,600,000
Red Kite loan (c)	41,847,000	40,864,215	-
Loan facility (d)	-	-	41,620,567
Total debt	41,847,000	40,864,215	45,767,951
Current portion	-	-	(42,177,512)
Long-term portion	$41,847,000	$40,864,215	$3,590,439

a)	Long-term note

On February 20, 2007, the Company entered into an agreement to purchase 53-acre parcel of land located 15 kilometers south of Tucson. The property will be used for a water-well field, pump station, and as a possible water recharge location. The purchase agreement required an immediate cash payment of $0.99 million as well as the assumption of a promissory note, bearing interest at 8%, for $2.22 million. The promissory note, which is secured by a trust deed on the property, requires five equal payments for principal and interest of $0.56 million on the February 20 anniversary date. On February 20, 2010 the third payment of $0.56 million was made. On April 23, 2010, the Company made a $1.0 million payment to settle the outstanding promissory note.

b)	ASARCO production payment

On January 16, 2009, the Company reached an agreement with ASARCO to settle a lawsuit ASARCO had filed against the Company on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of the Rosemont property, which the Company acquired in 2006 from a real-estate development company that had purchased the property from ASARCO in 2004. On March 26, 2009, the Company was granted an Order of Dismissal by the United States Bankruptcy Court with each party to bear its own fees, costs and expenses.

As part of the settlement, the Company made a $0.25 million cash payment to ASARCO, which was paid in the first quarter of 2009, and specified annual production payments (“production payments”) over an eight year period once Rosemont reaches commercial production. The Company also has the right of a pre-

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

production, pre-payment option for the production payments at the net present value of the aggregate annual payments, using an 18% discount rate, as mutually agreed with ASARCO.

On September 24, 2010, the Company exercised its pre-production, pre-payment option to settle the Company’s obligation with a one-time payment of $2.68 million.

c)	Red Kite loan

On April 23, 2010, the Company completed a $43 million senior secured loan (the “Loan”) and copper concentrate off-take agreement with Red Kite Explorer Trust (“Red Kite”). The proceeds from the Loan were used in part to retire the Sumitomo loan facility.

The Loan bears interest at 3-month LIBOR plus 4.5% (March 31, 2011 – 4.79%; December 31, 2010 – 4.78%) compounded quarterly and matures on the earlier of April 21, 2012 or the date of closing of a Rosemont senior debt project financing facility. The Loan can be repaid without penalty at any time prior to maturity, and the Company has a one-time option, expiring on October 22, 2011, to extend the maturity date by one year for a fee of 2% of the Loan amount.

Under the terms of the off-take agreement, the Company will supply Red Kite with 16.125% of Rosemont’s copper concentrates production per year when Rosemont commences commercial production and ends when 483,750 dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges. The Loan is collateralized against Augusta’s assets, including the shares of the Company’s subsidiary which holds the Rosemont assets.

As part of the loan agreement, the Company paid an origination fee of 2% of the Loan amount and issued to Red Kite 1,791,700 warrants (fair value - $0.2.41 million) exercisable at Cdn$3.90 per share for a three year period. The warrants are a derivative instrument under IAS 32 which are fair valued at each balance sheet date with any changes in the fair value reported in the statement of comprehensive profit and loss. The Company also incurred financing costs of $3.89 million which were netted against the Loan. The Loan is accreted to its face value over the term of the Loan using the effective interest method.

The Company required Red Kite’s consent to execute the Joint Venture Agreement between the RCC and UCM and, in exchange for the consent, the Company agreed to pay Red Kite $0.93 million for accrued interest to October 1, 2010 and to cancel the one-time option to extend the maturity date for one additional year.

For the three months ended March 31, 2011, the Company accrued $0.98 million (March 31, 2010 - $Nil) of interest, which have been capitalized to development costs. The capitalization rate is 9.62% per annum. As at March 31, 2011, $1.03 million of loan interest has been accrued and is due when the Loan is settled.

As at March 31, 2011, the Red Kite warrants had a fair value of $4.49 million (December 31, 2010 - $3.96 million; March 31, 2010 - $Nil) with the change in fair value charged to the statement of comprehensive profit and loss with a corresponding credit to warrants liability.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

d)	Loan facility

On June 17, 2008 the Company announced that RCC had entered into a $40 million loan agreement (“Loan Facility”) with Sumitomo Corporation of America (“Sumitomo”), a wholly owned subsidiary of Sumitomo Corporation. The Loan Facility can be drawn down by RCC over a twelve month period to June 30, 2009 to fund major equipment purchase contracts ($27 million) and general working capital ($13 million). Repayment of the Loan Facility was for the principal amount plus interest at a rate of 3-month LIBOR + 1.50%. There were no other fees associated with the Loan Facility. The Loan Facility was guaranteed by the Company and secured against RCC’s assets, including the deposits on long-lead time equipment that are on order and matured on June 17, 2010. In exchange for the loan, Augusta granted Sumitomo certain rights to negotiate a minority ownership interest in Rosemont, which expired unexercised.

On April 23, 2010, the Company settled the Loan Facility and accrued interest.

11.	SHARE CAPITAL

a)	Authorized: Unlimited number of common shares without par value

b)	Issued: See Condensed Consolidated Statements of Changes in Equity

c)	Issuance of common shares

During the three months ended March 31, 2011, the Company issued:

			Weighted
			Average
	Number of shares	Proceeds in	Price
	issued	USD	(Cdn$)
Cash Proceeds
Exercise of stock options	208,331	$434,617	$2.04
Exercise of share purchase warrants	5,452,795	21,602,906	3.90
Total cash proceeds	5,661,126	22,037,523	3.89

Non-Cash issuances
Issuance of restricted shares to consultant (1)	300,000	540,000	5.30
Issuance of restricted shares to employees (2)	265,000	-
Restricted share units issued on vesting	111,665	408,818	3.66
Total non-cash issuances	676,665	948,818

Total	6,337,791	$22,986,341	$3.79

(1) 100,000 restricted shares vested during the three months ended October 31, 2011. The fair value of the vested restricted shares was transferred to share capital.

(2) The restricted shares are are issued from treasury and are fair valued at the date of issue. The amortization of the fair value is credited to reserves and upon vesting, the fair value is transferred to share capital.

d)	Stock options and warrants

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

The Company has a stock option plan providing for the issuance of options that, combined with the RSU Plan (as defined below), shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares being the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three/four years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

The following table summarizes the Company’s stock option plan as at March 31, 2011:

		Weighted
	Number of	average exercise
	Shares	price (Cdn$)
Outstanding as at January 1, 2010	8,475,800	$2.14
Granted	365,000	2.97
Exercised	(2,220,565)	1.55
Forfeited	(66,667)	2.43
Expired	(550,000)	2.10
Outstanding as at December 31, 2010	6,003,568	2.41
Granted	2,371,000	4.26
Exercised	(208,331)	2.04
Outstanding as at March 31, 2011	8,166,237	$2.41

During the three months ended March 31, 2011 there were a total of 208,331 stock options exercised at a weighted average exercise price of $2.04. The weighted average share price when the stock options were exercised was Cdn$5.38.

On January 11, 2011, the Company issued 600,000 stock options with an exercise price of Cdn$3.68 per share to a consultant and are subject to achieving certain conditions by a specified date. If the conditions are not met, the tranche would be forfeited. Subsequent to March 31, 2011, 200,000 stock options issued to the consultant was forfeited.

The following table summarizes the stock compensation expense and capitalized stock compensation expense for the three months ended March 31, 2011 and 2010:

	2011	2010
Stock-based compensation expense	$792,566	$197,833
Capitalized stock compensation expense	683,774	126,324
	$1,476,340	$324,157

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

The following assumptions were used in the Black Scholes option pricing model to fair value of the stock options granted during the three months ended March, 31, 2011 and 2010:

	2011	2010
Expected life	2.22 – 4.50	3.5
Expected volatility	84.84% - 95.75%	90.17% - 90.81%
Expected dividend yield	0%	0%
Risk-free interest rate	1.73% - 2.80%	2.26% - 2.46%
Weighted average risk free rate	2.53%	2.36%
Weighted average fair value of option	$2.78	$1.49

The Company estimates the forfeiture rate at less than 1.0% .

The following table summarizes stock options outstanding as at March 31, 2011:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average			Average
		Average	Remaining		Weighted	Remaining
	Number of	Exercise	Contractual	Number of	Average	Contractual
	Outstanding	Price	Life	Exercisable	Exercise Price	Life
Exercise Prices (Cdn$)	Options	(Cdn$)	(Years)	Options	(Cdn$)	(Years)
$0.68 - $1.13	1,646,669	$0.73	2.9	1,166,658	$0.72	2.9
$1.14 - $1.92	236,900	1.82	0.7	211,900	1.80	0.3
$1.93 - $2.30	1,653,334	2.11	0.5	1,646,667	2.11	0.5
$2.30 - $3.61	723,334	3.24	4.6	344,999	3.45	2.0
$3.62 - $4.97	3,906,000	4.26	5.0	1,349,993	4.28	6.1
	8,166,237	$2.95	3.5	4,720,217	$2.47	2.8

SHARE PURCHASE WARRANTS

The following table summarizes the outstanding share purchase warrants as at March 31, 2011:

	Exercise
	Price		December 31,				March 31,
	(Cdn$)	Expiry Date	2010	Issued	Exercised	Expired	2011

Warrants	$3.90	April 21, 2013	1,791,700	-	-	-	1,791,700
Warrants	$3.90	February 27, 2012	5,452,795	-	(5,452,795)	-	-
			7,244,495	-	(5,452,795)	-	1,791,700

Under IAS 32, Financial Instruments Presentation, warrants having a strike price other than the functional currency of the issuer are a derivative liability and are marked-to-market at each balance sheet date. For the three months ended March 31, 2011, the Company recorded an additional marked-to-market loss of $0.12 million (three months ended March 31, 2010 - $Nil) from the exercise of warrants and a $0.53 million marked-to-market loss (March 31, 2010 - $0.61 million) on the outstanding share purchase warrants. As at March 31, 2011, the outstanding warrants have a fair value of $4.49 million (December 31, 2010 – $9.49 million; January 1, 2010 - $1.86 million) which was determined using the Black-Scholes Option Pricing Model with an expected volatility of approximately 77% and an expected life of two years and a risk-free rate of 1.82% .

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

e)	Restricted Shares and Restricted Share Units

The Restricted Shares and Restricted Share Units Plan (“RSU Plan”) was approved at the Company’s Annual General Meeting held on June 11, 2009 and was created to align the directors’, employees’ and consultants’ (collectively, the “Participants”) interest with the shareholders’ interest. The fair value of the shares issued under the RSU Plan can either be paid out in cash or in common shares at the sole discretion of the Board.

However, the Company’s policy is to payout in common shares. The RSU Plan, combined with the stock option plan, shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant. The restricted shares are issued from treasury on grant date while the restricted share units are issued on each vesting date. The fair value of the restricted shares and restricted share units is recognized as an amortization charge to the statement of comprehensive profit (loss) over its vesting period with a corresponding credit to reserves. The fair value of restricted shares issued to project Participants is capitalized to development costs. Upon vesting, the fair value of the restricted shares and restricted share units are transferred to share capital.

On March 29, 2011, the Company issued 5,000 restricted shares at a price of $5.00 (Cdn$4.90) per share and vests on March 29, 2012.

On February 25, 2011, the Company issued 300,000 restricted shares to consultants at a price of $5.40 (Cdn$5.30) per share and are subject to vesting conditions. As at March 31, 2011, a total of 100,000 restricted shares had vested. The second tranche of 100,000 restricted shares vests on May 30, 2011 if certain conditions are met and the third tranche of 100,000 restricted shares will vest the later of January 31, 2013 or upon receipt of a Record of Decision. If any of these conditions are not met, the tranche of restricted shares relating to each of the conditions not met are forfeited. Subsequent to March 31, 2011, the second tranche of the 100,000 restricted shares was forfeited.

On February 10, 2011, the Company issued 260,000 restricted shares and 195,000 restricted share units to its officers and directors at a price of $4.62 (Cdn$4.60) per share and vest upon receipt of a Record of Decision.

The following table summarizes the number of unvested restricted shares and restricted share units as at March 31, 2011:

	December 31,			March 31,
Issue date	2010	Issued	Vested	2011
Restricted shares
February 4, 2010	336,665	-	(84,661)	252,004
February 10, 2011	-	260,000	-	260,000
February 25, 2011	-	300,000	(100,000)	200,000
March 29, 2011	-	5,000	-	5,000
	336,665	565,000	(184,661)	717,004

Restricted share units
February 4, 2010	211,667	-	(111,665)	100,002
February 10, 2011	-	195,000	-	195,000
	211,667	195,000	(111,665)	295,002

Total	548,332	760,000	(296,326)	1,012,006

The following table summarizes the stock-based compensation expense for restricted shares and restricted share units for the three months ended March 31, 2011 and 2010:

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

	2011	2010
Stock-based compensation expense	$263,386	$126,408
Capitalized stock compensation expense	421,063	72,352
	$684,449	$198,760

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital items consists of:	Three months ended
	March 31,
	2011	2010
Accounts receivable	$(92,368)	$(2,179)
Due from related parties	(37,998)	(290,783)
Prepaids and deposits	(21,694)	17,511
Accounts payable and accrued liabilities	(607,412)	(173,680)
	$(759,472)	$(449,131)

Interest paid	$-	$-

Supplemental Disclosure of Non-Cash Financing and Investing activities:

	Three months ended
	March 31,
	2011	2010
Issued promissory note to acquire Helvetia land	$-	$990,000

13.	RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with companies related by common directors and officers. As at March 31, 2011, included in due from related parties was $Nil million (December 31, 2010 - $0.01 million; January 1, 2010 - $Nil) due from related companies.

On July 1, 2010, the Company and the related companies formed a management services company (“ManCo.”) to share personnel costs, office rent and other administration costs to each of the companies under a management services agreement. Each company holds an equal share in ManCo. For the three months ended March 31, 2011, Manco charged the Company $0.23 million (three months ended March 31, 2010 - $Nil) for its share of salaries, rent and other administrative expenses. As at March 31, 2011, included in due from related party was a $0.07 million receivable from ManCo.

On January 22, 2010, the Company borrowed $3 million from a company, related by common directors and officers, to complete a scheduled deposit on a long-lead equipment purchase. The amount borrowed bore an interest rate of one-month LIBOR plus 4% and was repaid on March 12, 2010. Interest paid on the loan was $0.02 million and was capitalized to the related asset.

Included in accounts payable as at March 31, 2011 was $0.02 million (December 31, 2010 - $0.07 million receivable; January 1, 2010 - $Nil) owing to an officer and other companies related to the officer for the reimbursement of expenditures.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2011 and 2010 are as follows:

	2011	2010
Salaries and benefits	$376,932	$209,256
Stock-based compensation	1,198,805	207,212
	$1,575,737	$416,468

14.	FINANCIAL INSTRUMENTS

International Financial Reporting Standards 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include: cash and equivalents, accounts receivable, due from related parties, long-term receivable, derivative assets, accounts payable, warrants liability and long-term debt. The carrying value of cash and equivalents, accounts receivable, derivative assets, accounts payable and warrants liability approximates their fair values.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar denominated working capital balances due to changes in the USD/CAD exchange rate and the functional currency of the parent company.

The Company issues equity in Canadian dollars but the majority of its expenditures is in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

The Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

	March 31,	December 31,	January 1,
	2011	2010	2010
Cash and cash equivalents	$29,402,801	$9,391,768	$4,942,433
Accounts receivable	182,234	88,580	253,350
Prepaid expenses	39,016	53,336	9,966
Accounts payable and accrued liabilities	(479,795)	(1,004,191)	(512,029)
	$29,144,256	$8,529,493	$4,693,720

Based on the net Canadian dollar denominated asset and liability exposures as at March 31, 2011, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $3.35 million (2010 - $0.78 million; 2009 - $0.41 million).

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

The other asset and significant portion of the accounts receivable relates to an Ely receivable, which has a carrying value of $2.71 million and is payable over the next five years to 2015. In the event that Ely does not make the required payments (Note 9) Augusta can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should Augusta reacquire the DHI shares or properties, an asset impairment assessment may be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

Based on the our 2011 planned permitting, engineering expenditures and on-going support activities at the Rosemont project, the Company believes that the current cash reserves along with funding by UCM to earn its 20% interest in the Rosemont project will be sufficient to meet its obligations as they become due. However, additional equity financing may be required to fund unplanned capital purchases.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

Equity Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company’s equity price risk also arises from the impact the share purchase warrants with a Canadian dollar strike price will have on the statement of comprehensive income (loss) based on the volatility of Company’s share price.

15.	COMMITMENTS

The following table lists the known contractual obligations as at March 31, 2011:

in thousands of U.S. dollars	< Year 1	1 - 2 Years	2 - 3 Years	3 - 4 Years	4 - 5 Years	Total

Accounts payable and accrued liabilities	$4,116	$-	$-	$-	$-	$4,116
Long-term debt	-	44,034	-	-	-	44,034
Deposits on long-lead equipment
purchases	45,494	27,834	2,229			75,557
Operating lease obligations	140	71	55	38	29	333
	$49,750	$71,939	$2,284	$38	$29	$124,040

On December 19, 2007 the Company announced that it had signed an agreement valued at approximately $29 million with Polysius Corp. (“Polysius”) for the purchase and delivery of a SAG mill and two ball mills needed for the construction of the Rosemont mine. The scheduled payments are spread out over two and a half-year period starting in January 2008 with the final payment of $0.5 million due in 2011.

On April 8, 2008 the Company announced the signing of a Letter Award with a subsidiary of ABB Ltd. for the supply of three gearless mill drives for $40.6 million (€28.3 million) with the payments spread out over a two and a half-year period. During the first quarter 2011 the Company made payments totaling $3.5 million (€2.4 million). Payments for the remainder of 2011 will total $7.2 million (€5.0 million).

On June 6 and June 26, 2008 the Company signed Letters of Awards for the purchase of a gyratory crusher and for three electric mining shovels. The gyratory crusher is being purchased from Sandvik Mining for total commitments of $8.4 million and the three shovels are being purchased from Bucyrus International Inc. for total commitments of $63.8 million. On October 4, 2010 a contract amendment for the three shovels was completed that delayed the payments until 2011. No payments were made during the first quarter 2011.

For purchase agreements related to long lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to date are not refundable.

On February 11, 2010 the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay Augusta upfront cash payments of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered, or the prevailing market price, if lower, during the mine life. The drawdown of the cash payments is subject to Augusta receiving the ROD.

On February 23, 2010, the Company signed an off-take agreement with Red Kite Explorer Trust (“Red Kite”) for the sale of 16.125% of Rosemont’s concentrate production to a maximum of 483,270 dry metric tonnes delivered to Red Kite.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited – All amounts are in U.S. dollars unless otherwise noted)

On September 16, 2010, the Company, pursuant to earn-in agreement with a Korean consortium to earn a 20% interest in Rosemont, entered into an off-take agreement with the Korean consortium for the sale of 30% of copper concentrate and 20% of copper cathode and molybdenum concentrate produced annually from Rosemont.

16.	SEGMENTED INFORMATION

The Company operates in one industry. As at March 31, 2011, the Company’s long-lived assets in Canada were $5.93 million (December 31, 2010 - $4.82 million; January 1, 2010 - $2.30 million) and in the United States - $193.17 million (December 31, 2010 - $180.19 million; January 1, 2010 - $123.2 million).

17.	SUBSEQUENT EVENTS

On April 14, 2011, the Company announced that the U.S. Forest Service (“USFS”) has scheduled January 2012 for the Record of Decision (“ROD”) on the Rosemont Copper project. In addition, the USFS has also provided a schedule guidance of August 2011 for the draft EIS to be available for public comment.

On June 1, 2011, the preliminary draft EIS was delivered by the Coronado National Forest (“CNF”) to the State of Arizona and local Cooperating Agencies for final review. The Cooperating Agencies have been mandated with 30 days to provide their final comments on the draft EIS as part of the federal government National Environmental Policy Act (“NEPA”) process. This is in line with the USFS’s announced schedule guidance of August 2011 for the draft EIS to be available for public comment under NEPA regulations.